                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE PERIOD FROM _______________ TO __________________


                         COMMISSION FILE NUMBER: 0-8483



A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        THE RETIREMENT PLAN FOR EMPLOYEES
                  OF THE CENTRAL RESERVE LIFE INSURANCE COMPANY

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                                CERES GROUP, INC.
                               17800 ROYALTON ROAD
                            STRONGSVILLE, OHIO 44136

                        THE RETIREMENT PLAN FOR EMPLOYEES
                  OF THE CENTRAL RESERVE LIFE INSURANCE COMPANY


                                      INDEX

a)       Financial Statements

                  Report of Independent Auditors ..................................................................    3
                  Statement of Net Assets Available for Benefits,  with Fund Information
                     (Modified Cash Basis) - December 31, 1998 and 1997 ...........................................    5
                  Statement of Changes in Net Assets Available for Benefits, with Fund
                      Information (Modified Cash Basis) - December 31, 1998........................................    7
                  Notes to Financial Statements ...................................................................    8
                  Schedule of Assets Held for Investment Purposes (Modified Cash Basis)............................   13
                  Schedule of Reportable Transactions (Modified Cash Basis) .......................................   14

b)       Exhibit

                  Consent of Independent Auditors

                         Report of Independent Auditors


Board of Trustees
The Retirement Plan for Employees of
   Central Reserve Life Insurance Company

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Retirement Plan for Employees of Central Reserve Life Insurance Company as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 1998 and 1997, and changes therein (modified cash basis) for the year ended December 31, 1998, on a basis of accounting described in Note B.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes (modified cash basis) as of December 31, 1998, and reportable transactions (modified cash basis) for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits (modified cash basis) and the statement of changes in net assets available for benefits (modified cash basis) is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ Ernst & Young LLP


Cleveland, Ohio
June 16, 1999

                  The Retirement Plan for Employees of Central
                         Reserve Life Insurance Company

      Statement of Net Assets Available for Benefits, with Fund Information
                              (Modified Cash Basis)

                                December 31, 1998

                             Guaranteed                   Core        Core        Money       Ceres
                              Interest     Balanced      Equity       Bond        Market    Group, Inc.
                                Fund         Fund         Fund        Fund         Fund     Stock Fund
                             ---------------------------------------------------------------------------
ASSETS
Investments held by
   Massachusetts Mutual
   Life Insurance Company:
     Deposit Administration
       Group Annuity
       Contract #FL-2372
       (variable interest
       rate), at contract
       value                   $5,410,799
     Ceres Group, Inc.
       Common Stock, at
       fair value                                                                              $65,817
     Pooled Separate
       Investment Accounts,
       at fair value                        $3,900,279  $3,160,970    $379,600
                             ---------------------------------------------------------------------------
NET ASSETS AVAILABLE
   FOR BENEFITS                $5,410,799   $3,900,279  $3,160,970    $379,600     $ --        $65,817
                             ===========================================================================

                                             Destiny     Destiny      Destiny      Destiny
                             International Conservative  Moderate    Aggressive   All Equity
                                 Fund          Fund        Fund         Fund         Fund        Total
                             ---------------------------------------------------------------------------
ASSETS
Investments held by
   Massachusetts Mutual
   Life Insurance Company:
     Deposit Administration
       Group Annuity
       Contract #FL-2372
       (variable interest
       rate), at contract
       value                                                                                  $5,410,799
     Ceres Group, Inc.
       Common Stock, at
       fair value                                                                                 65,817
     Pooled Separate
       Investment Accounts,
       at fair value            $4,708        $280,958    $261,509   $260,096      $257,175    8,505,295
                             ---------------------------------------------------------------------------
NET ASSETS AVAILABLE
   FOR BENEFITS                 $4,708        $280,958    $261,509   $260,096      $257,175  $13,981,911
                             ===========================================================================

See notes to financial statements.

                  The Retirement Plan for Employees of Central
                         Reserve Life Insurance Company

      Statement of Net Assets Available for Benefits, with Fund Information
                              (Modified Cash Basis)

                                December 31, 1997

                                                Guaranteed                    Core       Intermediate     Money
                                                 Interest     Balanced       Equity          Bond         Market
                                                   Fund         Fund          Fund           Fund         Fund        Total
                                             -----------------------------------------------------------------------------------
ASSETS
Investments held by Massachusetts
   Mutual Life Insurance Company:
     Deposit Administration Group
       Annuity Contract #FL-2372
       (variable interest rate),
       at contract value                       $8,176,352                                                           $ 8,176,352
     Pooled Separate Investment Accounts,
       at fair value                                         $3,472,863    $2,984,035      $492,601                   6,949,499
                                             -----------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $8,176,352    $3,472,863    $2,984,035      $492,601      $   --     $15,125,851
                                             ===================================================================================

See notes to financial statements.

                  The Retirement Plan for Employees of Central
                         Reserve Life Insurance Company

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1998

                               Guaranteed                    Core       Core        Money        Ceres
                                Interest      Balanced      Equity      Bond        Market    Group, Inc.
                                  Fund          Fund         Fund       Fund         Fund     Stock Fund
                              ----------------------------------------------------------------------------
Additions to net assets
   attributed to:
     Investment income:
       Net appreciation in
         fair value of
         investments                         $  473,010    $ 471,610  $  35,653                 $  12,107
       Interest                 $  388,223
                              ----------------------------------------------------------------------------
Total investment income            388,223      473,010      471,610     35,653                    12,107

     Contributions:
       Employer                   (550,853)     225,016      388,804     79,955
       Employee                     88,129       38,765       87,234     24,331                     5,958
                              ----------------------------------------------------------------------------
Total contributions               (462,724)     263,781      476,038    104,286                     5,958
                              ----------------------------------------------------------------------------
Total additions                    (74,501)     736,791      947,648    139,939                    18,065

Deductions from net assets
   attributed to:
     Benefits paid to
       participants or
       beneficiaries             1,318,487      560,330      959,224    155,684
     Administrative and
       other expense                 3,068        1,562        1,817        353
                              ----------------------------------------------------------------------------
Total deductions                 1,321,555      561,892      961,041    156,037
Interfund transfers (out) in    (1,369,497)     252,517      190,328    (96,903)                   47,752
                              ----------------------------------------------------------------------------
Net (decrease) increase         (2,765,553)     427,416      176,935   (113,001)                   65,817
Net assets available for
   benefits beginning of year    8,176,352    3,472,863    2,984,035    492,601
                              ============================================================================
NET ASSETS AVAILABLE FOR
   BENEFITS END OF YEAR         $5,410,799   $3,900,279   $3,160,970  $ 379,600    $      --    $  65,817
                              ============================================================================



                                              Destiny      Destiny     Destiny      Destiny
                              International Conservative  Moderate    Aggressive  All Equity
                                  Fund         Fund         Fund         Fund        Fund         Total
                              ------------------------------------------------------------------------------
Additions to net assets
   attributed to:
     Investment income:
       Net appreciation in
         fair value of
         investments             $   491     $  21,431    $  15,903   $  11,263    $   5,810   $  1,047,278
       Interest                                                                                     388,223
                              ------------------------------------------------------------------------------
Total investment income              491        21,431       15,903      11,263        5,810      1,435,501

     Contributions:
       Employer                                 12,893       12,984      21,633       29,996        220,428
       Employee                       86        13,886       13,813      27,078       34,876        334,156
                              ------------------------------------------------------------------------------
Total contributions                   86        26,779       26,797      48,711       64,872        554,584
                              ------------------------------------------------------------------------------
Total additions                      577        48,210       42,700      59,974       70,682      1,990,085

Deductions from net assets
   attributed to:
     Benefits paid to
       participants or
       beneficiaries                             5,646        1,917       9,341      115,964      3,126,593
     Administrative and
       other expense                               109          126         161          236          7,432
                              ------------------------------------------------------------------------------
Total deductions                                 5,755        2,043       9,502      116,200      3,134,025
Interfund transfers (out) in       4,131       238,503      220,852     209,624      302,693             --
                              ------------------------------------------------------------------------------
Net (decrease) increase            4,708       280,958      261,509     260,096      257,175     (1,143,940)
Net assets available for
   benefits beginning of year                                                                    15,125,851
                              ==============================================================================
NET ASSETS AVAILABLE FOR
   BENEFITS END OF YEAR          $ 4,708     $ 280,958    $ 261,509   $ 260,096    $ 257,175   $ 13,981,911
                              ==============================================================================

See notes to financial statements.

                     The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

               Notes to Financial Statements (Modified Cash Basis)

                           December 31, 1998 and 1997


A. DESCRIPTION OF THE PLAN

The following provides only general information regarding the Retirement Plan for Employees of Central Reserve Life Insurance Company (the "Plan"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

Effective January 1, 1998, the Plan was amended to allow for participant contributions. Previously, the Plan was a non-contributing money purchase plan. As a result of the amendment, the participant's interest in employer contributions and subsequent earnings allocated to the participant's account prior to January 1, 1998 became 100% vested. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of Central Reserve Life Insurance Company ("Central") that have 6 months of service with Central and have attained 20 1/2 years of age are eligible to participate in the Plan. Central is a wholly-owned subsidiary of Ceres Group, Inc., ("Ceres") a public registrant, formerly known as Central Reserve Life Corporation.

CONTRIBUTIONS

Participants may make contributions to the Plan through payroll deferrals. Participants can elect to make pre-tax contributions from 1% to 10% of their compensation. Additionally, participants can elect to make after-tax contributions up to 10% of their compensation. Central will match 100% of the participants contributions that are contributed to the Ceres Group, Inc. Stock Fund, up to a maximum $1,000 per year ("Matching Contribution").

In addition, Central may contribute to the Plan a profit sharing contribution, as determined by the Board of Directors ("Profit Sharing Contribution"). All eligible, active employees who have worked at least 1,000 hours during the plan year and are employed on the last day of the plan year and participants who die, or leave employment during the plan year due to retirement or disability, will share in this contribution.

Employees may roll over funds into the Plan from other qualified plans.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis)--Continued


A. DESCRIPTION OF THE PLAN--CONTINUED

VESTING

A participant's interest in Matching Contributions and Profit-Sharing Contributions allocated to the participant's account becomes vested based upon years of service as follows: 0% vested up to three years; 33% vested after three years; 67% vested after 4 years; and 100% vested after five years.

Forfeitures of nonvested accounts are used to reduce future Central's contributions. During 1998, Central's contributions were reduced by $1,088,000 from forfeited nonvested accounts.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) Central's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a stated period of time, or over his or her lifetime.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may direct their participant contributions for investment in the following investment mediums: the Massachusetts Mutual Deposit Administration Group Annuity Contract ("Guaranteed Interest Fund"), the Balanced Fund, the Core Equity Fund, the Core Bond Fund (formerly know as the Intermediate Bond Fund) and the Money Market Fund. In 1998 the following investment options were added to the plan: Ceres Group, Inc. Stock Fund, the International Fund, the Destiny Conservative Fund, the Destiny Moderate Fund, the Destiny Aggressive Fund and the Destiny All Equity Fund.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis)--Continued


B. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are presented on a cash basis modified to the extent that net appreciation (depreciation) of the fair value of investments is recorded currently, certain other income, contributions and related assets are recognized when received rather than when earned, and certain expenses and related liabilities are recognized when paid rather than when incurred.

VALUATION OF INVESTMENTS AND RELATED INCOME

Ceres Group, Inc. Stock Fund is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair values (as determined by Massachusetts Mutual Life Insurance Company) of the underlying investments. The Massachusetts Mutual Deposit Administration Group Annuity Contract ("DAC") is valued at contract value. DAC funds deposited during 1998 and 1997 were guaranteed to earn 6.00% and 6.70%, respectively. Guaranteed interest rates are determined annually by Massachusetts Mutual.

The aggregate cost of investment sales is the average cost pre share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual").

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis)--Continued


C. INVESTMENTS

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts.

The fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

                                                      1998          1997
                                                   ------------------------
Deposit Administration Group Annuity
   Contract #FL-2372, variable interest
   rate--Guarantee Interest Fund                   $5,410,799    $8,176,352
Separate Investment Accounts:
   MassMutual Balanced Fund                         3,900,279     3,472,863
   MassMutual Core Equity Fund                      3,160,970     2,984,035

D. PLAN TERMINATION

Central has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 2, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain plan assets are invested in funds that are administered and managed by Massachusetts Mutual. Since Massachusetts Mutual is the trustee to the Plan, these transactions qualify as party-in-interest.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

         Notes to Financial Statements (Modified Cash Basis)--Continued


G. YEAR 2000 (UNAUDITED)

The Year 2000 issue refers to computer systems that were originally programmed using two digits rather than four digits to identify the applicable year. When the Year 2000 occurs, these systems could interpret the Year as 1900 rather than 2000. Unless hardware, system software and applications are Year 2000 compliant, computers and the devices they control could generate miscalculations and create operational problems.

To address this issue, Ceres, on behalf of the Plan, developed an extensive plan, including the formation of a team consisting of internal resources and third-party experts. The plan, originally developed in 1997, has been in implementation since that time and consists of four major phases: assessment-identifying and prioritizing the systems and third parties which have exposure to Year 2000 issues; strategy-enhancing, replacing or retiring hardware, software and systems applications; implementation-creating detailed project plans, marshaling necessary resources and executing the strategies chosen; and testing and certification-testing of systems and certifying Year 2000 compliance. The assessment and strategy phases have been completed. The remaining phases are substantially complete and final testing and refinement will be addressed in 1999. None of the costs associated with compliance efforts will be borne by the Plan. Ceres believes the efforts described above will ensure the Plan's systems are adequately prepared for the Year 2000.

The timing of the project and its completion are based on Ceres management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant codes, and similar uncertainties.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

                        EIN: 34-0970995 Plan Number: 001

           Line 27(a)--Schedule of Assets Held for Investment Purposes
                              (Modified Cash Basis)

                                December 31, 1998

                                           Description of Investment
                                         Including Maturity Date, Rate                    Units/
   Identity of Issue, Borrower,            of Interest, Collateral,                     Interest                         Current
     Lessor, or Similar Party               Par or Maturity Value                         Rate            Cost            Value
-----------------------------------------------------------------------------------------------------------------------------------
*  Massachusetts Mutual Life         Deposit Administration Group Annuity
      Insurance Company                 Contract #FL-2372, variable interest
                                        rate                                               92,709      $ 5,410,799    $ 5,410,799

*  Massachusetts Mutual Life          Separate Investment Account M, Balanced
      Insurance Company                 Fund                                               10,543        2,383,544      3,900,279

*  Massachusetts Mutual Life          Separate Investment Account A, Core
      Insurance Company                 Equity Fund                                           611        2,233,624      3,160,970

*  Massachusetts Mutual Life          Separate Investment Account E, Core Bond
      Insurance Company                 Fund                                                  390          306,673        379,600

*  Massachusetts Mutual Life          Separate Investment Account BC Destiny
      Insurance Company                 Conservative Fund                                   1,712          260,118        280,958

*  Massachusetts Mutual Life          Separate Investment Account, I
      Insurance Company                 International Fund                                     20            4,216          4,708

*  Massachusetts Mutual Life          Separate Investment Account BP, Destiny
      Insurance Company                 Moderate Fund                                       1,546          246,066        261,509

*  Massachusetts Mutual Life          Separate Investment Account BA, Destiny
      Insurance Company                 Aggressive Fund                                     1,492          249,973        260,096

*  Massachusetts Mutual Life          Separate Investment Account BE, Destiny
      Insurance Company                 All Equity Fund                                     1,344          257,109        257,175

*  Massachusetts Mutual Life
      Insurance Company               Ceres Group Inc. Stock Fund                           4,910           57,283         65,817
                                                                                                    -------------------------------

                                                                                                       $11,409,405    $13,981,911
                                                                                                    ===============================

* Denotes party in interest.

                      The Retirement Plan for Employees of
                     Central Reserve Life Insurance Company

                        EIN: 34-0970995 Plan Number: 001

                 Line 27(d)--Schedule of Reportable Transactions
                              (Modified Cash Basis)

                          Year Ended December 31, 1998

                                                                                                               Expense
                                                                                                              Incurred
                                                                                   Purchase      Selling        with
    Identity of Party Involved                Description of Asset                  Price         Price      Transaction
-----------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

 *  Massachusetts Mutual Life          Deposit Administration Group Annuity
       Insurance Company                  Contract #FL-2372,  variable
                                          interest rate
       42 purchases                                                             $ 1,563,436
       142 sales                                                                                $3,640,971       $341

 *  Massachusetts Mutual Life          Separate Investment Account A,
       Insurance Company                  Core Equity Fund
       70 purchases                                                               1,311,167
       102 sales                                                                                 1,603,341        426

 *  Massachusetts Mutual Life          Separate Investment Account M,
       Insurance Company                  Balanced Fund
       37 purchases                                                                 678,057
       87 sales                                                                                    722,395        111

 *  Massachusetts Mutual Life          Separate Investment Account BE,
       Insurance Company               Destiny All Equity Fund
       49 purchases                                                                 516,959
       47 sales                                                                                    264,980         87

                                                                                             Current Value
                                                                                              of Asset on
                                                                                  Cost of     Transaction      Net
    Identity of Party Involved                Description of Asset                 Asset          Date        Gain
-----------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

 *  Massachusetts Mutual Life          Deposit Administration Group Annuity
       Insurance Company                  Contract #FL-2372,  variable
                                          interest rate
       42 purchases                                                             $1,563,436   $1,563,436
       142 sales                                                                 3,640,971    3,640,971    $      0

 *  Massachusetts Mutual Life          Separate Investment Account A,
       Insurance Company                  Core Equity Fund
       70 purchases                                                              1,311,167    1,311,167
       102 sales                                                                 1,195,073    1,603,341     408,268

 *  Massachusetts Mutual Life          Separate Investment Account M,
       Insurance Company                  Balanced Fund
       37 purchases                                                                678,057      678,057
       87 sales                                                                    463,979      722,395     258,416

 *  Massachusetts Mutual Life          Separate Investment Account BE,
       Insurance Company               Destiny All Equity Fund
       49 purchases                                                                516,959      516,959
       47 sales                                                                    259,850      264,980       5,130

*  Denotes party in interest.

There were no category (i), (ii) or (iv) reportable transactions during 1998.

                        THE RETIREMENT PLAN FOR EMPLOYEES
                    OF CENTRAL RESERVE LIFE INSURANCE COMPANY


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    THE RETIREMENT PLAN FOR EMPLOYEES
                                    OF CENTRAL RESERVE LIFE INSURANCE COMPANY


                                    By: /s/ Charles E. Miller, Jr.
                                       ---------------------------------
                                        Charles E. Miller, Jr.
                                        Plan Administrator


Dated: June 29, 1999

                                  EXHIBIT INDEX


23       Consent of Ernst & Young LLP